TSE:DOL NASDAQ:DYOLF

February 23, 2004

Dynamic Announces Fiscal 2004 Capital Expenditures Budget

DYNAMIC OIL & GAS, INC. is pleased to announce its board-approved 2004 capital expenditures and exploration expense budget of $37.1 million, the highest in corporate history.

Our budget is 80% development, facilities and pipelining, and 20% exploration. It includes an 18-well drilling program targeting the following projects: four oil development; two natural gas development; five natural gas development step-outs and; seven natural gas exploratory. Of the 18 new wells to be drilled, nine are planned over three separate NE British Columbia properties and the remaining nine on two Alberta properties.

Drilling costs for the year are budgeted at $13.9 million, over 70% of which is to cover the cost of drilling the nine wells in northeast BC. Well completions and tie-ins are budgeted at $4.7 million, split evenly between the two provinces. Facilities and pipelining costs are budgeted at $10.7 million, while $4.0 million is budgeted for new, prospective lands. A further $1.8 million is budgeted for seismic in northeast BC, and an additional $2.0 million on well-bore reclamations and other contingencies.

Wayne Babcock, President and CEO, commented, “Included in our 2004 budget is $8.2 million to cover our 50% share of constructing a 30 mmcf/day natural gas plant and 29 kilometres (18 miles) of sales pipeline in the Cypress/Sikanni area of NE BC. The pipeline is now substantially complete and, as announced earlier, a plant feasibility study is underway.

This year, spending is spread across five key properties, including our core property at St. Albert, Alberta. Our primary focus in 2004 is exploitation of our new discoveries in NE BC and further development of our core property at St. Albert. We hold over 120,000 gross acres of land, much of it undeveloped. Our 2004 budget will allow us to continue to aggressively explore these properties.”

We expect to finance our 2004 capital and exploration spending from operating cash flows supported by a revolving line of credit with our corporate bank.

Dynamic Oil & Gas, Inc. is a Canadian-based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. We own working interests in producing and early-stage exploration properties located in southwestern and northeastern British Columbia and central Alberta.

On Behalf of the Board of Directors,

Wayne Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, THE EXTENT TO WHICH WE ARE ABLE TO ACCOMPLISH ALL PROJECTS INCLUDED IN OUR CAPITAL AND EXPLORATION EXPENSE BUDGET AND THE DEGREE OF THE RESULTING COMMERCIAL SUCCESS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING UNCERTAINTY OF THE COMPANY’S ABILITY TO OBTAIN ALL NECESSARY FUNDING TO FINANCE ITS FISCAL 2004 BUDGET AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003."

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com